Exhibit 99.125

__________ 1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 @CanopyGrowth www.canopygrowth.com __________

Say Hi to AB Labs: the newest CraftGrow partner in the Tweed Main Street store

May 11, 2018

Smiths Falls & Ancaster, ON – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) is pleased to announce the addition of high quality cannabis from CraftGrow partner AB Laboratories Inc. (“AB Labs”), part of Invictus MD Strategies Corp (“Invictus”) (TSXV: GENE; OTC: IVITF), in the Tweed Main Street online store.

This is the latest product from a CraftGrow partner available alongside Canopy Growth’s industry leading lineup of curated medical cannabis products.

“Welcoming AB Labs to Tweed Main Street is the next step in our commitment to providing a wide variety of high quality medical cannabis products to patients across Canada,” said Mark Zekulin, President, Canopy Growth. “The CraftGrow program benefits producers and patients alike and we look forward to its continued growth.”

By participating as a CraftGrow partner, licensed producers can benefit from Canopy Growth’s complete platform including genetics, infrastructure, rigorous Quality Assurance, Tweed Main Street online store, and award- winning customer care. The CraftGrow program also showcases the history and unique growing methods of each partner.

“Invictus has developed a multifaceted sales strategy aimed to target each channel for sales and distribution such as establishing supply agreements and product calls with provincial governments and licensed producers, developing retail storefronts across Western Canada, and continuing to focus on the medical cannabis sector,” said Dan Kriznic, Chairman and CEO, Invictus. “Our collaboration with Canopy Growth demonstrates our commitment to making the sector strong and helping to expose medical cannabis patients visiting Tweed Main Street, to another high quality, unique brand.”

In addition to the range of Tweed products that they know and love, medical customers can now access unique, Canadian product via the Tweed Main Street online store from two CraftGrow partners hailing from Prince Edward Island and Ontario.

As Canada advances towards recreational legalization, Canopy Growth will continue to diversify its product lineup with a blend of in-house and partner products ensuring medical patients and future adult retail customers have a wide range of quality product to meet their individual needs.

All CraftGrow cannabis is subject to Tweed’s rigorous Quality Assurance program, including accredited lab testing, prior to being approved for sale.

Here’s to Future CraftGrowth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

About Tweed

Tweed is a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. (Invictus) (TSXV: GENE, OTC: IVITF) Invictus owns and operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company’s wholly owned subsidiary Acreage Pharms Ltd. (“Acreage Pharms”), located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Laboratories Inc. (“AB Labs”), a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space expected to be ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. (“AB Ventures”).

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

Notice Regarding Forward Looking Information

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.